ITC/EAI
ITC/EAI
Technical Conference
Technical Conference
December 17, 2012
Transmission Business
Filed by Entergy Corporation Pursuant to Rule 425
Under the Securities Act of 1933
Subject Company: Entergy Corporation
Commission File No. 001-11299

1 1
Entergy Forward-Looking Information
Entergy Forward-Looking Information
In this communication, and from time to time, Entergy makes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Except to the extent required by the federal securities laws, Entergy undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Forward-looking statements involve a number of risks and uncertainties. There are factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, including (i) those factors discussed in
Entergy’s Annual Report on Form 10-K for the year ended December 31, 2011, its Quarterly Reports on Form
10-Q for the quarters ended March 31, 2012, June 30, 2012 and September 30, 2012, and other filings made by
Entergy with the Securities and Exchange Commission (the “SEC”); (ii) the following transactional factors (in addition to others described elsewhere in this communication, in the preliminary proxy statement/prospectus included in the registration statement on Form S-4 that ITC filed with the SEC on September 25, 2012 in connection with the proposed transactions, and in subsequent securities filings) involving risks inherent in the contemplated transaction, including: (1) failure to obtain ITC shareholder approval, (2) failure of Entergy and its shareholders to recognize the expected benefits of the transaction, (3) failure to obtain regulatory approvals necessary to consummate the transaction or to obtain regulatory approvals on favorable terms, (4)
the ability of Entergy, Mid South TransCo LLC (TransCo) and ITC to obtain the required financings, (5) delays in consummating the transaction or the failure to consummate the transaction, (6) exceeding the expected costs of the transaction, and (7) the failure to receive an IRS ruling approving the tax-free status of the transaction; (iii) legislative and regulatory actions; and (iv) conditions of the capital markets during the periods covered by the forward-looking statements. The transaction is subject to certain conditions precedent, including regulatory approvals, approval of ITC’s shareholders and the availability of financing. Entergy cannot provide any assurance that the transaction or any of the proposed transactions related thereto will be completed, nor can it give assurances as to the terms on which such transactions will be consummated.

2 2
ITC Forward-Looking Information
ITC Forward-Looking Information
This document and the exhibits hereto contain certain statements that describe ITC Holdings Corp. (“ITC”) management’s beliefs concerning future business conditions and prospects, growth opportunities and the outlook for ITC’s business, including ITC’s business and the electric transmission industry based upon information currently available. Such statements are “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. Wherever
possible, ITC has identified these forward-looking statements by words such as “anticipates”, “believes”, “intends”,
“estimates”, “expects”, “projects” and similar phrases. These forward-looking statements are based upon assumptions ITC management believes are reasonable. Such forward-looking statements are subject to risks and uncertainties which could cause ITC’s actual results, performance and achievements to differ materially from those expressed in, or implied by, these statements, including, among other things, (a) the risks and uncertainties disclosed in ITC’s annual report on Form 10-K and
ITC’s quarterly reports on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) from time to time and (b)
the following transactional factors (in addition to others described elsewhere in this document, in the preliminary proxy statement/prospectus included in the registration statement on Form S-4 that ITC filed with the SEC on September 25, 2012 in connection with the proposed transactions, and in subsequent filings with the SEC): (i) risks inherent in the contemplated transaction, including: (A) failure to obtain approval by the Company’s shareholders; (B) failure to obtain regulatory approvals necessary to consummate the transaction or to obtain regulatory approvals on favorable terms; (C) the ability to obtain the required financings; (D) delays in consummating the transaction or the failure to consummate the transactions; and (E)
exceeding the expected costs of the transactions; (ii) legislative and regulatory actions, and (iii) conditions of the capital markets during the periods covered by the forward-looking statements.
Because ITC’s forward-looking statements are based on estimates and assumptions that are subject to significant business, economic and competitive uncertainties, many of which are beyond ITC’s control or are subject to change, actual results could be materially different and any or all of ITC’s forward-looking statements may turn out to be wrong. They speak only as of the date made and can be affected by assumptions ITC might make or by known or unknown risks and uncertainties. Many factors mentioned in this document and the exhibits hereto and in ITC’s annual and quarterly reports will be important in determining future results. Consequently, ITC cannot assure you that ITC’s expectations or forecasts expressed in such forward-looking statements will be achieved. Actual future results may vary materially.  Except as required by law, ITC undertakes no obligation to publicly update any of ITC’s forward-looking or other statements, whether as a result of new information, future events, or otherwise.
The transaction is subject to certain conditions precedent, including regulatory approvals, approval of ITC’s shareholders and the availability of financing. ITC cannot provide any assurance that the proposed transactions related thereto will be completed, nor can it give assurances as to the terms on which such transactions will be consummated.

3 3
Additional Information and Where to Find It
Additional Information and Where to Find It
On September 25, 2012, ITC filed a registration statement on Form S-4 (Registration No. 333-184073) with the
SEC registering shares of ITC common stock to be issued to Entergy shareholders in connection with the proposed transactions, but this registration statement has not become effective. This registration statement includes a proxy statement of ITC that also constitutes a prospectus of ITC, and will be sent to ITC shareholders. In addition, Mid South TransCo LLC (TransCo) will file a registration statement with the SEC registering TransCo common units to be issued to Entergy shareholders in connection with the proposed transactions. Entergy shareholders are urged to read the proxy statement/prospectus included in the ITC registration statement and the proxy statement/prospectus to be included in the TransCo registration statement (when available) and any other relevant documents, because they contain important information about ITC, TransCo and the proposed transactions. ITC shareholders are urged to read the proxy statement/prospectus included in the ITC Registration Statement and any other relevant documents because they contain important information about TransCo and the proposed transactions. The proxy statement/prospectus and other documents relating to the proposed transactions (when they are available)
can be obtained free of charge from the SEC’s website at www.sec.gov. The documents, when available, can also be obtained free of charge from Entergy upon written request to Entergy Corporation, Investor
Relations, P.O. Box 61000, New Orleans, LA 70161 or by calling Entergy’s Investor Relations information line at 1-888-ENTERGY (368-3749), or from ITC upon written request to ITC Holdings Corp., Investor Relations,
27175 Energy Way, Novi, MI 48377 or by calling 248-946-3000.
This communication is not a solicitation of a proxy from any security holder of ITC. However, Entergy, ITC and certain of their respective directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from shareholders of ITC in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Entergy, may be found in its 2011 Annual Report on Form 10-K filed with the SEC on
February 28, 2012, and its definitive proxy statement relating to its 2012 Annual Meeting of Shareholders filed with the SEC on March 23, 2012. Information about the directors and executive officers of ITC may be found in its 2011 Annual Report on Form 10-K filed with the SEC on February 22, 2012, and its definitive proxy statement relating to its 2012 Annual Meeting of Shareholders filed with the SEC on April 12, 2012.

4 4
Agenda
Agenda
Morning Session (9:30 am – 12:00 pm)
Welcome & Logistics
Vision for Industry Future
•
Strategic Overview By EAI and Entergy Corporation
•
Strategic Overview By ITC
Rate Effects
•
EAI Retail Customer Rate Effects
– Rate Construct
– Forward Test Year
– Bill Effects
•
Any Potential Impacts on EAI
Generation/Distribution Business
•
Wholesale Rate Effects Post-MISO
•
Rate Effects for Co-Ops and Munis Currently
Taking Transmission Service from EAI
Afternoon Session (12:30 pm – 5:00 pm)
Rationale for Transaction
•
Independence
•
Operational Excellence
– Storm Response
•
Regional Planning
•
IPL Transaction Experience & Results
•
Financial Flexibility and Growth
•
Financial Strength of ITC
Transaction Structure & EAI Specific Implications
Transaction Assets and Value
Wrap Up
•
Transaction Structure
•
Debt Issuance/Retirement of EAI Debt
•
Pre/Post Transaction Capital Structure
•
Transaction Impact on ADIT Liability
•
Other Tax Benefits
•
EAI Credit Ratings Impacts
•
Other Impacts for EAI
•
Entergy T-Asset & EAI T-Asset Value
•
Other Transaction Mechanics

5 5 5
•
Significant capital requirements to continue modernizing the grid best handled by an independent operator who can better manage the transmission portion of capital spend
•
Independent ownership and operation of Entergy Transmission System (ETS)
extracts the greatest benefits in an RTO with a Day 2 market
•
Consistent with efforts towards independent transmission operation and ownership
•
Nation's first, largest, & only publicly-traded independent transmission company
•
A proven track record of best-in-class performance, improving reliability for ETS
•
Familiarity with MISO and committed to facilitating the MISO Day 2 Market
•
Inter-RTO experience applicable to ETS's seams with SPP and other regions
•
Financially sound with strong investment grade credit ratings & access to capital
•
Opportunities for greater economies and efficiencies
•
Final step in over a decade of work to pursue best management structure for ETS
•
Eliminates perception of bias towards dispatching ETR owned resources
•
Comparable sizes of ITC's and the EOCs’ (Entergy Operating Companies)
transmission businesses allows for a tax efficient transaction not necessarily available in future
ITC Transaction is the Right Transaction
ITC Transaction is the Right Transaction
with the Right Partner at the Right Time
with the Right Partner at the Right Time
The right
transaction...
...with the
right
partner...
at the right
time

kV
115
138
161
230
345
500

Europe, Australia, etc established independent transmission ownership and operation as the cornerstone of market reform

6 6 6
U.S. Transmission Grid –
U.S. Transmission Grid –
Historically Fragmented and Inefficient
Historically Fragmented and Inefficient
U.S. Electric Power Transmission Grid
•
More than 211,000 high voltage transmission
line miles
•
Operated by ~130 balancing authority areas
(ownership is even more fragmented)
Source: FEMA, NERC
Historically, transmission
infrastructure development in
the U.S. primarily
focused on connecting load
and resources within
balancing authority areas,
with little interregional or
national perspective
In contrast,…

"...you may well expect to see an ultimate industry structure whereby the electric grid is separated, heavily regulated, treated as a natural monopoly..."

--J. Wayne Leonard, *presentation to DOE* (1996)

"Mr. Leonard also said he wants to sell [Entergy's] transmission system if it could be folded into a 'transmission company,' one genre of a company that is being considered in a restructured electric industry."

--*The Wall Street Journal* (1998)

"A transmission organization that's incentivized to maximize access will promote competitive markets and create the greatest value for consumers of electric power."

--J. Wayne Leonard, *World Energy* (1999)

"Since 1998, Entergy has supported and pursued the establishment of an independent entity to operate the Entergy transmission system."

--J. Wayne Leonard, *Letter to FERC Commissioners* (2004)

7 7

8 8 • Introduction • Industry Evolution • ITC’s Business Model • ITC’s Proven Track Record • Benefits Beyond MISO • Transaction Value for Arkansas Strategic Overview Strategic Overview ITC ITC

9 9
Agenda
Agenda
Morning Session (9:30 am – 12:00 pm)
Welcome & Logistics
Vision for Industry Future
• Strategic Overview By EAI and Entergy Corporation
• Strategic Overview By ITC
Rate Effects
• EAI Retail Customer Rate Effects
– Rate Construct
– Forward Test Year
– Bill Effects
• Any Potential Impacts on EAI
Generation/Distribution Business
• Wholesale Rate Effects Post-MISO
• Rate Effects for Co-Ops and Munis Currently
Taking Transmission Service from EAI
Afternoon Session (12:30 pm – 5:00 pm)
Rationale for Transaction
• Independence
• Operational Excellence
– Storm Response
• Regional Planning
• IPL Transaction Experience & Results
• Financial Flexibility and Growth
• Financial Strength of ITC
Transaction Structure & EAI Specific Implications
• Transaction Structure
• Debt Issuance/Retirement of EAI Debt
• Pre/Post Transaction Capital Structure
• Transaction Impact on ADIT Liability
• Other Tax Benefits
• EAI Credit Ratings Impacts
• Other Impacts for EAI
Transaction Assets and Value
• Entergy T-Asset & EAI T-Asset Value
• Other Transaction Mechanics
Wrap Up

10 10 10
Illustrative
Note: Residential bills are the average of the Typical Monthly Bills in that year for a residential customer using 1,000 kWh, excluding taxes.
Henry Hub Gas
Index ($/mmBtu)
2.7 3.1 5.4 5.9 8.3 6.5 6.9 9.0 3.8 4.4 4.0
Henry Hub Gas Index ($/mmBtu))
15
10
5
0
EAI Avg. Monthly  Residential Bill-
1,000 kWh($)
150
100
50
0
-13%
2011
94.23
2010
97.78
2009
108.00
2008
97.81
2007
95.15
2006
98.17
2005
90.25
2004
73.15
2003
83.28
2002
87.65
2001
93.53
13% reduction in
customer bills since
2009
Henry Hub Gas Index
Significant Variability in Average Residential Bills –
Significant Variability in Average Residential Bills –
Yearly Variation Between $3 and $17 Over 2001-2011
Yearly Variation Between $3 and $17 Over 2001-2011
+17.10
(+23%)
(+3%)
+2.67
EAI Avg. Monthly Residential Bill - 1,000 kWh($)

11 11 11
Typical EAI Customer Bill
4.3%
Transmission
Non-Transmission
95.7%
Transmission Constitutes a Small Portion
Transmission Constitutes a Small Portion
of a Typical EAI Customer's Total Bill
of a Typical EAI Customer's Total Bill
Note: Average of January 2011 – December 2011 typical bills for a residential customer using 1,000 kWh per month; non-transmission portion of monthly bill  includes fuel and portions of the fixed customer charge and energy charge allocated to generation and distribution functions, as well as the inclusion of various riders.

12 12 12
• Transition from current retail rate construct to FERC-regulated rate construct expected for ITC
•
Analysis assumes MISO base ROE for new ITC operating companies
(12.38%) and capital structure currently utilized by ITC operating companies
(60% equity/40% debt)
• Benefits of credit quality improvement resulting from transition to FERC-
regulated rate construct partially offset ROE and capital structure impacts
Rate Impacts Split into Rate Construct, Rate Timing,
Rate Impacts Split into Rate Construct, Rate Timing,
and Other Effects for Retail Customers
and Other Effects for Retail Customers
Rate
Construct
Effects
Rate
Timing
Effects
• Forward Test Year: Eliminates regulatory lag in recovery of capital investments
• One time impact of conversion to forward test year
• Reflects amounts that would have been collected in future years
• Current estimation reflects effect of paying load ratio share of Transmission cost factoring in zonal investment (single AR zone) and retail share of
Transmission investments
Other Effects

13 13 13
20
10
0
~1.22
1.3%
Illustrative Bill
if ITC owns
T assets –
post-
transaction
~95.45
2014
Net Other
Effects
~0.00
2014
WACC
Effects
~1.22
Illustrative
Bill if ETR
owns
T assets –
status quo
94.23
EAI Residential Bill – 1,000 kWh
($)
110
100
90
80
70
60
50
40
30
Note: $94.23 is the average of the 2011 Typical Monthly Bill for a residential customer using 1,000 kWh, excluding taxes. Calculation is indicative of the rate effects of the spin-merge transaction and is not meant to project an actual future customer bill. Illustration does not include rate timing effects such as adoption of forward test year.
Note: Contents exclude estimated
one-time 2014 rate timing
effect of $0.51 due to
conversion to forward test
year – reflects amount that
would have been collected in
future years
EAI Typical Residential Customer Bill
EAI Typical Residential Customer Bill
Modest
Modest
Increase
Increase
in
in
2014
2014
of
of
1.3%
1.3%
–
–
Expected
Expected
Mitigation by Customer Benefits
Mitigation by Customer Benefits
Over the long term,
customer bill effects
expected to be mitigated
by...
•
Enhanced Financial
flexibility
•
Operational Excellence
•
Independent and
transparent ITC model
•
Regional Planning

14 14 14
Modest Effects of 1.2 –
Modest Effects of 1.2 –
1.5%
1.5%
Select Commercial and Industrial Classes –
Select Commercial and Industrial Classes –
Expected Mitigation by Customer Benefits
Expected Mitigation by Customer Benefits
2014 Transaction Bill Effects – Retail
Selected
Retail
Classification
Retail Class
Description
Typical
Bill
WACC
Effects
Net
Other
Effects
Total
Effect
%
Change
EAI
SGS 25 kW, 25% Load Factor $408.91 4.96 0.00 4.96 1.2%
LGS
250 kW, 55% Load Factor,
Summer
$7,241.79 110.32 0.00 110.32 1.5%
Note: Calculation indicative and illustrative of the rate effects of the spin-merge transaction and is not meant to project an actual future customer bill. Contents exclude estimated one-time 2014 rate timing effect due to conversion to forward test year – reflects amount that would have been collected in future years. Based on August 2011 typical customer bill.

15 15 15
EAI – $94.23
Sensitivity of Rate Effects
Sensitivity of Rate Effects
to Variations in Spend
to Variations in Spend
EAI – $94.23 + $0.12
O&M
Spend
1. Typical EAI bill of $94.23 represents the average of the 2011 Typical Monthly Bills for residential customer using 1,000 kWh, excluding taxes.
Note: Calculation is indicative and illustrative of the rate effects of the spin-merge transaction and is not meant to project an actual future customer bill.
+ $0.04
Capital
Expenditure
Spend
Typical Monthly
Residential Bill
1
Sensitivity to
10% Increase
in Spend
$1.22
$1.22
Total
Transaction
Bill Effect
Typical Monthly
Residential Bill
1
Sensitivity to
10% Increase
in Spend
Total
Transaction
Bill Effect
- $0.12
- $0.04
Sensitivity to
10% Decrease
in Spend
Sensitivity to
10% Decrease
in Spend

16 16 16
Change in How Wholesale Rates are Determined Due to
Change in How Wholesale Rates are Determined Due to
Adoption of MISO's 12 CP Demand Methodology
Adoption of MISO's 12 CP Demand Methodology
A
$ 1.85 / kWm
B
$ 2.43 / kWm
In both methodologies aggregate amount paid by customer consuming a certain amount of Transmission service will remain the same
Note: Amount paid remains the same because the customer consumes the same amount of transmission service in both methodologies. The methodology affects the units of measuring rates and the units of measuring consumption but the amount paid is same and is reflective of services consumed
Current ETR OATT
2014 Transmission Net Revenue Requirement
Single annual peak demand x 12 months
ETR OATT with 12 CP
2014 Transmission Net Revenue Requirement
Aggregated 12 coincident peaks (CP) demand
over year
Same Revenue Requirement numerator
Sum of peak demands in each month of year
Same Revenue Requirement numerator
Lower demand denominator
Same Revenue Requirement numerator
Single highest peak in a months x 12 months
Same Revenue Requirement numerator
Higher demand denominator

17 17
Wholesale Rate Effects Reduced
Wholesale Rate Effects Reduced
for EAI Customers Post Transition to MISO
for EAI Customers Post Transition to MISO
2.5
2.0
1.5
1.0
0.5
0.0
2.41
Estimated Net Rate Effect
of adopting default MISO
ROE and implementing 4
Transmission Pricing Zones
(0.02)
Estimated 2014 WS rates
paid under ETR OATT
under One Transmission
Pricing Zone
2.43
Estimated 2014 Wholesale Transmission Rate Effects
***using 12 CP methodology***
($/kWm)
Note:  Calculation indicative and illustrative is not meant to project an actual future customer bill. Estimates are preliminary and draft prior to rate filings in first quarter of 2013
Wholesale rate
effects estimation
does not factor
in any production
costs savings and
other benefits to
be achieved
through transition
to MISO RTO
Illustrative
Rates have been estimated using 12 CP methodology  used under MISO Attachment O. Current ETR OATT methodology uses a single annual peak rather than 12 CP. Change in methodology does not imply a change in
Revenue Requirements hence customers do not pay different amounts under 12 CP employed by MISO vs. single annual peak employed by ETR. The equivalent number to $2.43 /kWm under 12 CP would be a $1.85 /kWm under single annual peak. The per unit estimation may be different but the amount paid by the customer is the same.
Estimated 2014 WS rates
post transition to MISO
with 4 Transmission
Pricing Zones

18 18 18
Transaction-Related Filings Pending Before the
Transaction-Related Filings Pending Before the
Federal Energy Regulatory Commission
Federal Energy Regulatory Commission
Joint ITC/Entergy Corp/ESI/EOCs filing:
Transaction approval (FPA 203)
Formula rate and related agreements approval (FPA 205)
Declaratory Order regarding dividend payments from capital
accounts (FPA 305)
ESI filing on behalf of EOCs: Ancillary services tariff (to cover potential period before MISO provision)
ESI filing on behalf of EOCs: Amends the Entergy System
Agreement to delete MSS-2 upon closing of the Transaction
ITC
filing:
Authorization for financing (FPA 204)
ESI filing on behalf of the Wires Subs: Authorization for
(FPA 204)
EOCs
filing:
Authorization for financing (FPA 204)
1Q2013, EAI and other EOCs will file MISO Attachment O formula rate at the FERC to be effective in the event the ITC transaction is not consummated
MISO filing: Module B1, Interim provisions for integration of the transmission assets into MISO if Transaction closes before full
Entergy-MISO integration
EC12-145-000
ER12-2681-000
EL12-107-000
ER12-2682-000
ER12-2683-000
ER12-2693-000
ES13-5-000
ES13-6-000
financing
ES11-40-002
financing

ETR Ownership in MISO*
Rate Construct Effects from FERC Regulated Model
Credit Quality Impacts
ITC Ownership

19 19 19
2014 Rate Effect from ITC Transaction for
2014 Rate Effect from ITC Transaction for
Typical Arkansas Wholesale Customer –
Typical Arkansas Wholesale Customer –
Expected Mitigation by Customer Benefits
Expected Mitigation by Customer Benefits
Note: Excludes estimated one-
time rate effect of ~$0.16
due to conversion to
forward test year – reflects
amounts that would have
been collected in future
years
* Reflects ETR transition into MISO including establishment of four transmission pricing zones and 12.38% ROE
(1) Does not apply to GFA customers
Illustrative
Estimated EAI Wholesale Transmission Rate Effects
($/kWm)
(1)
Expected FERC Construct
Effects
$2.41
$2.61
-$0.08
$0.28
Net effect of
~$0.20 or ~8.1%
Customer bill effects
expected to be
mitigated by...
•
Operational Excellence
– Reliability, System
Performance, etc.
•
Independent and
Transparent ITC Model
•
Enhanced Financial
Flexibility
•
Regional Planning
19

20 20
Agenda
Agenda
Morning Session (9:30 am – 12:00 pm)
Welcome & Logistics
Vision for Industry Future
•
Strategic Overview By EAI and Entergy Corporation
•
Strategic Overview By ITC
Rate Effects
•
EAI Retail Customer Rate Effects
– Rate Construct
– Forward Test Year
– Bill Effects
•
Any Potential Impacts on EAI
Generation/Distribution Business
•
Wholesale Rate Effects Post-MISO
•
Rate Effects for Co-Ops and Munis Currently
Taking Transmission Service from EAI
Afternoon Session (12:30 pm – 5:00 pm)
Rationale for Transaction
•
Independence
•
Operational Excellence
– Storm Response
•
Regional Planning
•
IPL Transaction Experience & Results
•
Financial Flexibility and Growth
•
Financial Strength of ITC
Transaction Structure & EAI Specific Implications
Transaction Assets and Value
Wrap Up
•
Transaction Structure
•
Debt Issuance/Retirement of EAI Debt
•
Pre/Post Transaction Capital Structure
•
Transaction Impact on ADIT Liability
•
Other Tax Benefits
•
EAI Credit Ratings Impacts
•
Other Impacts for EAI
•
Entergy T-Asset & EAI T-Asset Value
•
Other Transaction Mechanics

21 21
Transaction Rationale:
Transaction Rationale:
In the Public Interest
In the Public Interest
Independent model
•
Singular focus
• Transaction results in two companies that are more specialized and focused — ITC on transmission and Entergy on generation and distribution
• Operational excellence, cost efficiency, customer focus
Wholesale markets and a regional planning view
• Transaction facilitates infrastructure investment and fosters competition – activities that enhance wholesale electricity markets
• Structural separation of the transmission business from generation and distribution businesses encourages greater participation in the transmission planning process and disclosure of information by third parties
• Independent model aligns with national policy objectives
Financial strength and flexibility
• Transaction will yield separate companies with strong balance sheets and greater capability to finance the infrastructure investment requirements today and in the future
Proven independent business model for owning and operating transmission systems
Independence from all buyers and sellers of electric energy allows ITC to plan improvements to the electric transmission grid for the broadest public benefit

Independent Model
Independent Model
Benefits of ITC Independent
Transmission Model
Operational
Excellence
Transparency
Infrastructure
Investment
High Credit
Quality
Public Policy
Alignment
Facilitate Generator
Interconnection
Customer
Focus
22
Reliability

23 23
•
Data from the SGS Study benchmarking study can be used to
quantify the resulting improved reliability
Operational Excellence:
Operational Excellence:
Quantitative Value of Reliability
Quantitative Value of Reliability
The calculation is based on data for the two largest load serving entities in Michigan from 2010 and 2011, with major storms excluded.  The ITCT and METC data reflect a three year average SAIDI from the SGS Study, given that performance changes year over year.
•
The U.S. Department of Energy’s Office
of Electricity Delivery and Energy
Reliability has developed a tool to
estimate interruption costs and the
benefits associated with reliability
improvements
•
A one minute improvement in System
Average Interruption Duration Index
(SAIDI) for ITC
Transmission
and METC
results in one year savings of $7.7M
•
Compared to the performance of the median utility in the SGS Study, this amounts to a value of about $153 million per year delivered by
ITC’s Michigan utilities

24 24
•
Utilize standard equipment when possible to drive greater
efficiencies (e.g. breaker replacement completed in two versus six weeks)
•
Utilize equipment with track record of longer life, resulting in lower maintenance and replacement costs
•
Engage in strategic alliances to ensure that needed equipment is available to meet project timelines
•
Purchasing power leads to better pricing when buying large
volume of transmission equipment
Cost Efficiencies
Cost Efficiencies
Standardization and Specialization
Standardization and Specialization
•
Ability to attract and retain
personnel with high levels of
interest and expertise in electric
transmission avoids turnover and
training costs (important when
facing near-term shortage of
skilled workers)

25 25 25
Customer Focus
Customer Focus
•
Dedicated Stakeholder Relations group for all stakeholders,
providing advocacy and issue resolution at ITC
– Stakeholders include investor-owned, municipal and cooperative utilities, independent power producers and retail load of large industrial and commercial retail customers connected at transmission level voltages
•
Proactively meet with stakeholders to identify stakeholder issues and resolve any concerns through one-on-one meetings and semi-
annual “Partners in Business” meetings
– Energy policy, legislative and regulatory matters
– Capital project, transmission planning and preventive maintenance
– Operations preparedness for summer peak load and storm events
– Transmission rates
•
Timely customer communication
– Storm restoration
– Planned outages to eliminate or
minimize any potential risk and costs to
industrial processes
– Unplanned outages regarding cause,
estimated duration, and future prevention

26 26
Storm Response –
Storm Response –
Utilizing Best Practices
Utilizing Best Practices
ETR System Incident
Commander (SIC)
ITC System Incident
Commander (SIC)
System Section
Chiefs
System Planning
Section Chief
System Resource
Section
System Logistics
Section
Restoration
Prioritization Branch
Director
ITC Section
Chiefs
Entergy Liaison
Coord.
(New position)
ITC Technical/Management
employee assigned to
ETR System Command
Center in Jackson, MS
ITC employee
ETR employee
Functional Incident
Commanders
(ex. Fossil, EOC,
Nuclear, Gas)
Storm response organization will be modified to ensure
close coordination and interaction between Entergy and ITC
EAI
Customer
Customer
ITC Planning
Section
ITC Logistics
Section
ITC Resource
Section
Transmission Prioritization
Resource Coordination
Logistics Coordination

27 27 27
Fosters Regional Planning
Fosters Regional Planning
•
ITC has track record of planning its transmission systems to:
– Address local, state, and regional reliability needs
– Increase the economic efficiency of the overall grid
– Respond to transmission needs identified in state and regional processes
•
When deficiencies are identified on the transmission system, such as inadequate capacity to meet load under certain contingency conditions,
ITC’s transmission planners develop transmission system reinforce-
ments to address those deficiencies
•
ITC is committed to planning its transmission system in an open and transparent manner.  As such, ITC has its own processes that supple-
ment the already-robust open and transparent processes used by MISO
•
Transaction enhances customer benefits beyond what could be achieved through the Entergy Operating Companies’ proposed MISO membership
•
ITC has proven it has the expertise, resources, and capital not only to plan but also to construct needed investment
•
ITC’s regional approach to transmission planning will enhance deliverability of generation throughout the region to provide a more economic source of energy for customers

28 28 28
IPL Transaction Experience & Results
IPL Transaction Experience & Results
•
ITC has invested approximately $1.1 billion to improve the ITC
Midwest transmission system since acquisition of IPL assets
– Primarily needed to upgrade and improve existing lines and substations, construct new lines to serve load growth and improve reliability, and provide interconnection for new load and generation
Major activities:
• Built 26 new substations
• Completed 32 major substation upgrades/expansions
• Built nearly 26 miles of new line
• Rebuilt nearly 400 miles of existing lines
• Added four and replaced three major transformers
Key Project:  Salem-Hazleton
ITC Midwest reduced sustained outages from those experienced in 2008 (the last year IPL operated and maintained the system) by 50% in 2009, 24% in 2010, and 58% in 2011
81-mile, 345 kV line connecting Dubuque and Buchanan
Counties in eastern Iowa
Regional planning had long identified as needed to
resolve system constraints and reduce energy costs.
Expected completion: 2013

EEI has estimated that prospective EPA rules could increase total capex by 30%

ETR Utilities’
ETR Utilities’
Capital Needs
Capital Needs
Could Total ~$13B-16B Over 2012-2018
Could Total ~$13B-16B Over 2012-2018
Actual and Forecast Entergy Utilities Investment
($B)
0
5
10
15
20
1999-2004 2005-2011 2012-2018
Projected base capital plan as of August 2012
Past storm capital
Actual excluding storms
Potential spend
3
Average
2
= $1.9B - $2.3B
Total = $13.0B - $15.8B
Average
1
= $1.4B - $1.7B
Total = $9.7B - $11.7B
Average
1
= $1.1B
Total = $6.5B
???
Effect of EPA rules?
Aging infrastructure?
1. Range based on actuals plus storm capital. 2. Range based on projections of ETR Utilities’ base capital plan plus potential spend 3. Potential spend related to potential economic development projects, potential new generation investment, and potential new storm spend. Potential storm spend for forward looking period is an estimate based on annual average spend over 2005-10 to illustrate potential of capital requirements of event risks.
Potential spend is not included in base capital plan
Note: ETR Utilities includes EAI, ELL, EGSL, EMI, ETI, ENO, SERI, ESI,
EOI, SFI.
29

EEI has estimated that prospective EPA rules could increase total capex by 30%

30 30 30
EAI Total Capital Needs Could Total
EAI Total Capital Needs Could Total
~$3.4B -
~$3.4B -
$3.7B Over 2012-2018
$3.7B Over 2012-2018
Actual and Forecast Capital Investment
for EAI ($B)
3
1
1999-2004 2005-2011 2012-2018
2
4
0
Actual excluding storms
Potential spend
3
Base case - conservative
Past storm spend
Average
2
= $492M - $523M
Total = $3.4B - $3.7B
Average
1
= $316M - $342M
Total = $2.2B - $2.4B
Average
1
= $295M
Total = $1.8B
???
Effect of EPA rules?
Aging infrastructure?
1. Range based on actuals plus storm capital.  2. Range based on projections of EAI’s base capital plan plus potential spend 3. Potential spend related to potential economic development projects,  potential new generation investment, and potential  new storm spend. Potential storm spend for forward looking period is an estimate based on annual average spend over 2005-10 to illustrate potential of capital requirements of event risks.
Potential spend is not included in base capital plan.

31 31 31
Note: Historical data excludes storm capital, as there is no capital associated with future storms in base capital plan projections.
Numbers presented are only for EOCs (EAI, EGSL, ELL, EMI, ETI, ENO) and excludes SERI/ESI
EOCs’
EOCs’
Transmission Capital
Transmission Capital
Could Total ~$3.5B Over 2012-2018
Could Total ~$3.5B Over 2012-2018
Average = $254M
Total = $1.8B
Average= $502M
Total = $3.5B
Actual and Forecast Transmission Investment for EOCs
($B)
2005-2011 1999-2004 2012-2018
0
2
1
4
3
Projected base case capital
plan as of August 2012
Actual
Average= $200M
Total = $1.2B
Transmission Capital Spending for EOCs Could Increase
Nearly 100% in the Next Seven Years

32 32 32
Note: Historical data excludes storm capital, as there is no capital associated with future storms in base capital plan projections.
EAI Transmission Capital
EAI Transmission Capital
Could Total  ~$1B Over 2012-2018
Could Total  ~$1B Over 2012-2018
Average = $61M
Total = $429M
Average= $137M
Total = $962M
Actual and Forecast Transmission Investment for EAI
($M)
1,000
400
1999-2004 2005-2011
800
2012-2018
0
200
600
Average= $53M
Total = $319M
Transmission Capital Spending for EAI Could Increase
Nearly 124% in the Next Seven Years
Projected base case capital
plan as of August 2012
Actual

33 33 33
EAI Transmission CapX as Multiple of Depreciation
EAI Transmission CapX as Multiple of Depreciation
More Than Twice as High as Non-Transmission
More Than Twice as High as Non-Transmission
EAI Average CapX as Multiple of Depreciation
(2012-18 Average)
4 2 1 0
1.6
3.8
3
Transmission
Non-
Transmission
For EAI,
Transmission
Constitutes ~43% of
Capital in Excess of
Depreciation, despite
being 17% of rate
base
Note: Based on figures filed in testimony at APSC

34 34 34
Benefits from
Benefits from
Financial Flexibility for Entergy
Financial Flexibility for Entergy
Utility Operating Cash Flow Minus
Cash Construction Expenditures
2014E – 2018E; $B
Status Quo
With ITC
Transaction
Utility Debt Obligations
2018E; $B
Status Quo
With ITC
Transaction
Note: As detailed in direct testimony, Transaction has two separate effects on remaining entity's cash flow:
OCF: EOCs no longer earn on transmission rate base spun-off (negative effect on cash flow)
Cash Construction Expenditures: transmission related cash capital requirements go away (positive effect on cash flow for EOCs)
Net effect on EOCs is positive as transmission Cash Construction Expenditures over 2014-2018 is higher than transmission OCF
Stronger Utility Balance Sheet Improves Ability
to Invest in Generation and Distribution
4.34
5.20
0
2
4
6
0
3
6
9
12
20%
$2.7B
Transmission-Related Cash
Capital Requirements Go Away

35 35 35
Benefits from Financial Flexibility for EAI
Benefits from Financial Flexibility for EAI
Transmission-Related Cash
Capital Requirements Go Away
EAI Operating Cash Flow Minus
Cash Construction Expenditures
2014E – 2018E; $M
Status Quo With ITC
Transaction
EAI Debt Obligations
2018E; $M
Stronger Balance Sheet Improves Ability
to Invest in Generation and Distribution
Status Quo With ITC
Transaction
Note: As detailed in direct testimony, Transaction has two separate effects on remaining entity's cash flow:
OCF: EOCs no longer earn on transmission rate base spun-off (negative effect on cash flow)
Cash Construction Expenditures: transmission related cash capital requirements go away (positive effect on cash flow for EOCs)
Net effect on EOCs is positive as transmission Cash Construction Expenditures over 2014-2018 is higher than transmission OCF
0
400
200
800
600
1,000
0
2,000
1,000
3,000
57%
$801M

36 36
Financial Strength and Flexibility
Financial Strength and Flexibility
•
Transaction offers the financial strength of ITC and improves that of EAI to support the escalating capital investment requirements facing the electric industry
— ITC has a singular focus with no internal competition or competing priorities for capital or other resources; provides a stronger, separate balance sheet to support the transmission capital requirements
— ITC better positioned to efficiently capitalize the significant and sustained level of transmission investment required in the Entergy region, including Arkansas
— Post-close, EAI would be better positioned to attract capital separately to finance needed investments in generation and distribution at lower costs and to manage future uncertainty regarding event risk (e.g., new regulatory requirements or major storms)
•
ITC’s MISO operating companies are deemed to be of higher credit quality than EAI, as well as most vertically-integrated utilities
— Enables consistent and predictable access to cost-effective capital, even during challenging economic times; supports enhanced liquidity
— Given significant and sustained level of transmission capital investment requirements, as well as unforeseen needs, credit quality and access to capital are paramount

37 37 37
Credit Quality Enhancement Overview
Credit Quality Enhancement Overview
Debt Cost Savings
Debt Cost Savings
– FERC rate construct utilized by ITC’s operating companies viewed favorably by the rating agencies and investors, which supports lower funding costs
– ITC is seeking FERC rate construct for its new operating companies as part of this transaction
– Results in lower borrowing costs of approximately 55 bps to 195 bps relative to the status quo EOCs, depending on market conditions
– Reflected in both the initial capitalization of the new ITC operating companies, including ITC Arkansas, as well as future debt financings to fund transmission investment requirements
– Aggregate debt financing cost savings estimated in the range of $24 million to $27 million in 2014 (first full year of ownership) for the new ITC operating companies
– Over a five-year period (2014-2018), estimate debt cost savings for the new ITC operating companies in a range of approximately $125 million to $156 million (in nominal dollars)
•
Expect new ITC operating companies to have ratings equivalent to that of
ITC’s existing MISO operating companies
•
Merger between Entergy’s Transmission Business and ITC is expected to lead to material interest expense savings, which will benefit Entergy’s customers

38 38
Agenda
Agenda
Morning Session (9:30 am – 12:00 pm)
Welcome & Logistics
Vision for Industry Future
• Strategic Overview By EAI and Entergy Corporation
• Strategic Overview By ITC
Rate Effects
• EAI Retail Customer Rate Effects
– Rate Construct
– Forward Test Year
– Bill Effects
• Any Potential Impacts on EAI
Generation/Distribution Business
• Wholesale Rate Effects Post-MISO
• Rate Effects for Co-Ops and Munis Currently
Taking Transmission Service from EAI
Afternoon Session (12:30 pm – 5:00 pm)
Rationale for Transaction
• Independence
• Operational Excellence
– Storm Response
• Regional Planning
• IPL Transaction Experience & Results
• Financial Flexibility and Growth
• Financial Strength of ITC
Transaction Assets and Value
• Entergy T-Asset & EAI T-Asset Value
• Other Transaction Mechanics
Wrap Up
• Transaction Structure
• Debt Issuance/Retirement of EAI Debt
• Pre/Post Transaction Capital Structure
• Transaction Impact on ADIT Liability
• Other Tax Benefits
• EAI Credit Ratings Impacts
• Other Impacts for EAI
Transaction Structure & EAI Specific Implications

39 39
Transaction Overview
Transaction Overview
Entergy
Shareholders
Transmission
Business
$1,775M of new
debt will be raised
~$1.2B of the new
debt will be raised
at the transmission
operating companies
~$575M will be
raised directly by
Entergy and will be
subject to a debt-
for-debt exchange
with debt issued by
MidSouth TransCo
Mid South
TransCo
TransCo
OpCos
(Six)
Entergy will create
and distribute
shares of Mid South
TransCo to Entergy
shareholders
(Mid South TransCo
will own all of
Entergy’s
transmission
operating
companies upon
separation)
Immediately
prior to the
merger, ITC will
distribute $700M
to existing
shareholders,
funded by new
debt at ITC
Holdings
(Required to
align ITC’s
equity value with
that of the
Entergy
Transmission
Business)
ITC
Shareholders
Entergy
Shareholders
Mid South
TransCo
TransCo
OpCos
(Six)
Entergy
Shareholders
ITC
Shareholders
Merger Sub
ITC Merger Sub will then immediately merge
with the Mid South TransCo, and Entergy
shareholders will receive 50.1% ownership in
the combined company
1 2 3 4

40 40 Post Spin-Merge Post Spin-Merge Transaction Structure Transaction Structure 100% Entergy Shareholders Mid South TransCo LLC OpCos ITC Shareholders ITC OpCos 49.9%

41 41 41
$1.775B of Debt Proceeds Used to Retire Preferred
$1.775B of Debt Proceeds Used to Retire Preferred
and Pay Down Debt in Proportion to Transmission Assets
and Pay Down Debt in Proportion to Transmission Assets
For EAI, the amounts will be undertaken
to maintain the targeted capital structure
outlined in EAI’s last rate case, docket
09-084-U  maintaining the Total Equity
Percentage at  around 46% pre and post
transaction
For the remaining EOCs, the allocations
were estimated to target a post-
transaction  WACC for each EOC that is
substantially unchanged from the pre-
transaction weighted average cost of
capital.
EOC Amount ($M)
EAI 502
EGSL 263
ELL 413
EMI 290
ENO 22
ETI 284
Total 1,775
1.Based on May 2012 OATT filings 2. Based on August 2012 Projected Estimates for T-assets to be spin-merged at time of transaction
The amount of debt proceeds allocated to
each EOC is an estimate based on a forecast
The final amounts allocated to each EOC
may vary to the extent forecast assumptions
differ from the circumstances that exist at
the time of closing.

42 42 42
EAI will Target to Maintain Capital Structure in Line with
EAI will Target to Maintain Capital Structure in Line with
APSC Rate-Making Guidelines Substantially the Same
APSC Rate-Making Guidelines Substantially the Same
Pre-
Pre-
and Post-Transaction
and Post-Transaction
APSC Staff Methodology
and Guidelines
Preferred treated as equity in capital structure
54% - 46% debt to equity ratio in capital structure
Preferred and Debt in proportion to Transmission assets for EAI will be retired such that the 54% - 46% debt to equity ratio will be maintained
Pre-Transaction
% of Cap
Struct
Common
Equity
43%
Preferred 3%
Debt 54%
Post-Transaction
% of Cap
Struct
Common
Equity
46%
Preferred 0%
Debt 54%
46% 46%
Other EOCs will retire debt and preferred in order to keep WACC approximately the same pre- and post-transaction

43 43 43
All EAI Credit Metrics are Expected
All EAI Credit Metrics are Expected
to Improve Through the Transaction
to Improve Through the Transaction
1. Testimony of Dr. Michael Tennican before the APSC, Docket 12-069-U
Direct Testimony of Expert Witness Dr. Michael Tennican
•
“…will reduce EAl’s total debt and total capitalization...”
•
“...will eliminate substantial capital expenditures for transmission…”
•
“...will reduce EAl‘s debt financing needs...”
•
“...will strengthen EAl’s credit metrics…”
•
should help retain EAl’s current investment-grade rating...”
•
“...should reduce the interest costs that would have to be borne by
EAl’s customers...”
•
“...should facilitate EAI's access to debt capital even in difficult market conditions...”
“...all of the credit metrics used by both Moody’s and S&P are enhanced by the Transaction...”
Any potential credit ratings improvement for EAI could result in savings for EAI customers through lower cost of debt

44 44
EEI Data:  54% of Utilities Ended at a
EEI Data:  54% of Utilities Ended at a
Lower Credit Grade in 2011 Compared to 2001
Lower Credit Grade in 2011 Compared to 2001
Cumulative % of Companies at Lower/Higher Rating
in 2011 Compared to 2001
54
Downgrades No changes Total
100
19
27
Upgrades
Source: EEI 2011 Q3 Credit Ratings Charts

45 45 45
Transaction
protects EAI from
credit downgrade
which could cost
customers
in additional
interest costs
from 2014-2018
Utility Bond Yields by Credit
Rating vs. Treasury Bills
(Ten-Year Average Spreads)
-16
A2
155
Baa3
400 200 0
-25
-37
-149
129
Baa1
Baa2 171
208
Ba2 357
bps
Transaction Protects EAI from
Transaction Protects EAI from
Negative Impact to Credit Ratings
Negative Impact to Credit Ratings
Estimates are hypothetical forecasts to illustrate effect on cost of debt and benefits to customers – exact values will depend on market conditions
Source: Bloomberg Fair Value 10-year credit ratings for utilities.
Current EAI
credit rating at
Baa2
Transaction
protects EAI from
credit downgrade
risk; one notch
hypothetical
downgrade could
increase cost of
debt by 37 bps

46 46 46
•
Comparable equity values of ITC and the Entergy Operating Companies’ combined
T-business at this point
in time enable execution of a Reverse Morris Trust
transaction structure where T-business is spun-off to existing ETR shareholders and merged with ITC
•
Through the Reverse Morris Trust Transaction structure, EAI will not incur a tax liability
•
Under a taxable transaction, the tax basis of EAI’s transmission assets would be reset and Accumulated Deferred Income Taxes (“ADIT”) would be re-measured, resulting in lower balances of ADIT
•
Because ADIT ultimately lowers T-rates in cost of service ratemaking, re-measuring
ADIT would otherwise result in higher T-rates in a taxable transaction, all other things being equal
•
As a result of the RMT transaction structure, EAI’s transmission assets will have the same tax basis post-transaction as they had prior to the Transaction
•
Accordingly, the negative rate effects for customers that otherwise would have resulted from a change in tax basis under a taxable transaction are avoided
RMT Transaction Structure Avoids Re-Measurement of
RMT Transaction Structure Avoids Re-Measurement of
ADIT Preserving Tax Basis for EAI and Protecting Customers
ADIT Preserving Tax Basis for EAI and Protecting Customers
from Negative Rate Effects of a Taxable Transaction
from Negative Rate Effects of a Taxable Transaction

47 47
Morning Session (9:30 am – 12:00 pm)
Welcome & Logistics
Vision for Industry Future
Strategic Overview By EAI and Entergy Corporation
Strategic Overview By ITC
Rate Effects
EAI Retail Customer Rate Effects
Rate Construct
Forward Test Year
Bill Effects
Any Potential Impacts on EAI
Generation/Distribution Business
Wholesale Rate Effects Post-MISO
Rate Effects for Co-Ops and Munis Currently
Taking Transmission Service from EAI
Agenda
Agenda
Afternoon Session (12:30 pm – 5:00 pm)
Rationale for Transaction
Independence
Operational Excellence
Storm Response
Regional Planning
IPL Transaction Experience & Results
Financial Flexibility and Growth
Financial Strength of ITC
Transaction Structure & EAI Specific Implications
Transaction Structure
Debt Issuance/Retirement of EAI Debt
Pre/Post Transaction Capital Structure
Transaction Impact on ADIT Liability
Other Tax Benefits
EAI Credit Ratings Impacts
Other Impacts for EAI
Transaction Assets and Value
Entergy T-Asset & EAI T-Asset Value
Other Transaction Mechanics
Wrap Up

48 48
Net Transmission Assets Being Transferred to ITC
Net Transmission Assets Being Transferred to ITC
(Estimated/Forecasted Values as of December 31, 2013)
(Estimated/Forecasted Values as of December 31, 2013)
EOC $B *
EAI 0.8
EGSL 0.5
ETI 0.5
ELL 0.7
EMI 0.5
ENO 0.0
Total 3.2
The level of net assets at each
Entergy Operating Company is an
estimate based on a forecast.
Net asset estimates are based on the
Entergy Operating Company base
capital plan forecasts.
The final amounts at each Entergy
Operating Company may vary to the
extent forecast assumptions differ
from the circumstances that exist at
the time of closing.
Net Transmission Assets include net plant assets and liabilities
* Dollars rounded to billions
and may not add due to rounding

49 49 49
•
ITC’s financial advisors, JP Morgan and Barclays, as well as Entergy’s financial advisor, Goldman
Sachs, have each rendered fairness opinions regarding the value of the transaction
•
Ultimately, the assessment as to whether the transaction is fair was based on a relative value analysis
Other Transaction Considerations
Other Transaction Considerations
Merger
Considerations
Transaction
Mechanics
Goodwill
3   Party
Valuation
•
ITC stock will be issued to Entergy shareholders in exchange for their shares of the Entergy
Transmission Business in a stock-for-stock merger
– Sufficient shares issued for Entergy shareholders to own 50.1% of the combined business
•
ITC will also assume $1.775 billion of debt to be issued by Entergy Transmission Business
•
Immediately prior to close, ITC will effectuate a $700 million recapitalization to align ITC’s equity value with that of Entergy’s Transmission Business
•
Post-recapitalization, the number of shares issued to Entergy shareholders will be determined by the exchange ratio which can generally be calculated by multiplying (i) ~1.0x by (ii) the # of ITC shares on an agreed upon date approximately 20 trading days prior to close
•
Goodwill will be calculated as the difference between the consideration transferred at closing and the fair value of net assets acquired and liabilities assumed at close
•
It is not possible to exactly estimate goodwill at closing as it depends on the following variables:
– ITC's stock price at closing
– The exact # of shares to be issued to Entergy shareholders at closing
– The fair value of the net assets acquired and liabilities assumed at closing
•
Irrespective of the amount of goodwill estimated at closing, ITC will not seek recovery of any goodwill associated with the transaction
•
Customer rates will in no way be impacted by any goodwill associated with the transaction
* Please refer to the Merger Agreement dated December 4, 2011 for additional detail rd

50 50
Agenda
Agenda
Morning Session (9:30 am – 12:00 pm)
Welcome & Logistics
Vision for Industry Future
•
Strategic Overview By EAI and Entergy Corporation
•
Strategic Overview By ITC
Rate Effects
•
EAI Retail Customer Rate Effects
– Rate Construct
– Forward Test Year
– Bill Effects
•
Any Potential Impacts on EAI
Generation/Distribution Business
•
Wholesale Rate Effects Post-MISO
•
Rate Effects for Co-Ops and Munis Currently
Taking Transmission Service from EAI
Afternoon Session (12:30 pm – 5:00 pm)
Rationale for Transaction
•
Independence
•
Operational Excellence
–
Storm Response
•
Regional Planning
•
IPL Transaction Experience & Results
•
Financial Flexibility and Growth
•
Financial Strength of ITC
Transaction Structure & EAI Specific Implications
Transaction Assets and Value
Wrap Up
• Transaction Structure
• Debt Issuance/Retirement of EAI Debt
•
Pre/Post Transaction Capital Structure
•
Transaction Impact on ADIT Liability
•
Other Tax Benefits
•
EAI Credit Ratings Impacts
• Other Impacts for EAI
•
Entergy T-Asset & EAI T-Asset Value
• Other Transaction Mechanics